

June 29, 2015

Spencer M. Rascoff
Chief Executive Officer
Zillow Group, Inc.
1301 Second Avenue, Floor 31
Seattle, WA 98101

> **Re:** **Zillow Inc.**
> **Form 10-K for Fiscal Year End December 31, 2014**
> **Filed February 17, 2015**
> **File No. 001-35237**
>
> **Zillow Group, Inc.**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Form 8-K Filed May 12, 2015**
> **File No. 001-36853**

Dear Mr. Rascoff:

We have reviewed your June 16, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2015 letter.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Key Growth Drivers, page 33

1. Please refer to our prior comment 5. The number of unique users appears to be the driver of the way you ultimately monetize advertising revenue on each site. From your response it remains unclear why you believe that separate disclosure of this metric for each material domain name is not meaningful. Given your statement that you intend on maintaining and investing in the Trulia brand, separate disclosure of this metric for each of these domains appears material to an investor's understanding of the success of this

strategy. Please tell us whether the number of unique users for each material domain name is a key metric you use when evaluating the results of your business. If not, please tell us why not in your response and describe how you do or will evaluate the success of your strategy of maintaining two separate material domains.   Refer to Section III.B.1 of Release No. 33-8350.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Senior Assistant Chief Accountant